FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: May 20, 2005

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

     S   A   M   E   X      M   I   N   I   N   G      C   O   R   P .

May 20, 2005

BC Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sir:

RE:  Filing of Material Contract - Letter of Intent Between Minera Samex Chile S.A. and Cia.

        Minera San Estaban Primera S.A. dated May 18, 2005 concerning Option to Purchase La

        Socialista Mining Concessions

This material contract is being filed as Submission #2 of SEDAR Project #00785936.  The Material Change Report and associated News Release related to this material contract were filed as Submission #1 of SEDAR Project #00785936.

Pursuant to National Instrument 51-102 Part 12.2 (Filing of Material Contracts), attached with this SEDAR filing is a copy of a Letter of Intent Between Minera Samex Chile S.A. and Cia. Minera San Estaban Primera S.A. dated May 18, 2005 concerning an option to purchase La Socialista mining concessions.  This Letter of Intent will be the basis of a formal option agreement to be executed by the parties on or before June 24, 2005.

Yours truly,

"Larry D. McLean"

_______________________

Larry D. McLean

Vice President, Operations

/blm

cc:  US Securities Commission – filed on EDGAR

SANTIAGO OFFICE Vergara & Compania Limitada Isidora Goyenechea 2939 Oficina 704, Los Condes Santiago, CHILE	CHILEAN CONTACTS: Francisco Vergara I. E-MAIL: f.vergara@terra.cl TEL: (56 2) 232-3004 FAX: (56 2) 333-8633	CANADIAN CONTACTS: Jeffrey P. Dahl E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930

May  18th, 2005

Alejandro Bohn B.

Gerente General

Cia. Minera San Estaban Primera S.A.

Fidel Oteiza 1921-Of. 806

Santiago, Chile

By Fax: 56 2 223-8880

Re: Option to Purchase mining concessions La Socialista 1 to 5 and 7 to 20, Copiapo area, Region III.

Dear Alejandro,

As per our discussions these past months this letter, once signed by both parties, will constitute a binding "Letter of Intent"("LOI") on both parties and become the basis for the formalization of an Option Agreement relating to the mining concessions; La Socialista 1 to 5 and 7 to 20, all located in the Copiapo area, Region III, Chile.  The parties will conduct property title due diligence etc. and prepare the formal Option Agreement and assorted legal documents for final execution by Friday, June 24th, 2005.  It is also agreed that both parties will maintain all aspects of this Option Agreement and their dealings with one another in confidence, other than the obligations that Minera SAMEX Chile S.A. ("SAMEX") has for regulatory and investor relation disclosures etc.  The following are the basic points of agreement:

1)

Mining claims: La Socialista 1 to 5 and 7 to 20, all located in the Copiapo area, Region III, Chile.  Legal titles to the said mining concessions covering the area will have to be in good legal form and patent fees paid up to March 31, 2004.

2) Option Payments: SAMEX would acquire full and formal title to the mineral concessions mentioned above by making option payments totaling US $200,000 to Cia. Minera San Estaban Primera S.A. (or other applicable entity) over eighteen months as follows:

i)

US $75,000  Upon signing of the formal Option Agreement.

ii)

US $25,000  6 months from the signing of the formal Option Agreement.

iii)

US $50,000  9 months from the signing of the formal Option Agreement.

iv)

US $50,000  18 months from the signing of the formal Option Agreement.

3) Net Smelter Returns Royalty ("NSR"):  1.5 % for copper, gold, silver and any additional payable mineral contents for a period of 30 years from the signing of the formal Option Agreement.  SAMEX will have an option to buyout the Net Smelter Return Royalty at any time for US $1,000,000.

M   I   N   E   R   A      S   A   M   E   X      C   H   I   L   E      S.   A.

                  M  I  N  E  R  A      S  A  M  E  X      C  H  I  L  E      S.  A.

4) SAMEX will provide Cia. Minera San Estaban Primera S.A. all the geological and technical data for the work done with regard to the mining claims singularized in this letter if SAMEX decides at any time not to exercise the option granted by the Optionor in accordance with the formal Option Agreement.

As a sign of acceptance of the terms and conditions set out herein, please execute below and return same to Minera SAMEX Chile S.A. by Friday May 20th, 2005.

Best Regards,

Minera SAMEX Chile S.A.

"Francisco Vergara"

___________________________

Francisco Vergara I.

Director

Acknowledged and agreed to this 18 day of May, 2005.

Cia. Minera San Estaban Primera S.A.

By:

"Alejandro Bohn"

___________________________

Name:

Alejandro Bohn B

Position:

General Manager

M   I   N   E   R   A      S   A   M   E   X      C   H   I   L   E      S.   A.